ANNUAL REPORT
2025



Midland
States Bancorp, Inc.

During 2025, we successfully repositioned our business to focus on our Community Banking and Wealth Management businesses. As a result, we enter 2026 with strengthened capital, improved credit quality, and a clear strategic path forward. We will continue to focus on our core customers and invest in our team, and we expect these investments to support renewed growth of our franchise.

Table of Contents

The Company's 2025 Annual Report to Shareholders is available on the Company's website, and printed copies are available by request. Please contact Ms. Dacia Albin, Assistant Secretary of the Company, at 217-342-7321 or dalbin@midlandsb.com for more information.

Letter to Shareholders

Dear Shareholders:

2025 was a deliberate and transformative year for Midland. We took decisive actions to simplify our Company, strengthen our balance sheet, and improve our credit profile. While these actions came with near-term costs, they were intentional and position us to deliver more consistent performance and sustainable long-term shareholder value.

During the year, we completed the sale of substantially all of our equipment finance portfolio for approximately $502 million and used a significant portion of the proceeds to reduce roughly $350 million of wholesale funding. Together with the exit of non-core consumer loan portfolios, these actions materially repositioned our balance sheet. Today, Midland is more focused, less complex, and firmly centered on our relationship-driven Community Banking and Wealth Management businesses.

Improving credit quality was a top priority entering 2025, and we made measurable progress. Non-performing assets declined from $157.4 million to $66.1 million, reflecting both the impact of our repositioning actions and disciplined credit execution. At the same time, we strengthened our capital position, ending the year with a total risk-based capital ratio of 15.16% and a common equity tier 1 ratio of 9.89%. Net interest margin expanded to 3.64%, supported by an improved funding mix. Importantly, we achieved these improvements without raising additional capital, demonstrating the effectiveness of our strategy and execution.



Non-Performing Assets



Capital Ratios



- Total Risk-Based Capital Ratio
- Tier 1 Risk-Based Capital Ratio
- Common Equity Tier 1 Risk-Based Capital Ratio

Financial Results

In 2025, adjusted earnings available to common shareholders totaled $37.8 million, or $1.70 per fully diluted share in 2025 compared to adjusted earnings of $29.1 million, or $1.32 per fully diluted share in 2024. While our financial results in 2025 fell short of expectations, we made meaningful progress on several strategic initiatives that position us for improved performance and a return to peer-level profitability in the years ahead.

Tangible book value per share increased to $20.70 on December 31, 2025, a 4.4% increase from $19.83 per share in 2024.

We continued our long-standing practice of returning capital to shareholders. Including share repurchases and common share dividends, we returned $37.3 million to our common shareholders in 2025, in addition to distributing $8.9 million of preferred dividends. We expect to continue repurchasing shares in the near-term, reflecting our confidence in the Company's capital position and our ability to support the future growth trajectory of the Midland franchise.

When we entered 2025, we expected total loans to decrease due to balance sheet repositioning strategies and the exiting of non-core portfolios. By year-end, total loans decreased to $4.35 billion, but importantly, we completed the repositioning of our balance sheet and exited non-core portfolios. In addition, the composition of the portfolio improved, with a greater concentration in relationship-based Community Bank lending. Our total average loan yield was 6.31% during 2025, compared to 6.30% during 2024. Total deposits declined to $5.42 billion as we reduced higher-cost funding and wholesale balances, strengthening our funding profile.

Our efficiency ratio was 62.3% in 2025 compared to 55.2% in 2024. While expense discipline remains a priority, we continued to invest in talent and systems to support long-term growth.

Our Business Units

Community Banking. During 2025, Community Bank loans grew to approximately $3.3 billion, an increase of $125.7 million or 3.9% from 2024, driven by commercial relationships in our higher-growth St. Louis and greater Chicago markets. While total deposits declined modestly to $5.4 billion during the year, the decrease was driven primarily by our intentional reduction of higher-cost time deposits. Importantly, noninterest-bearing



Adjusted Diluted Earnings Per Share



Tangible Book Value Per Share



Common Dividends Per Share

demand deposits increased, and disciplined deposit pricing contributed to a 57 basis point decline in our cost of deposits. We are prioritizing full operating relationships over single-product transactions.

We continued to invest in leadership of the Community Bank. John Kempen joined us as Market President in Champaign, Illinois. In Rockford, Illinois, we promoted Martesha Brown and welcomed Mike Winters as Market Presidents. Min Yun joined our team as Vice President – Consumer Banking. As we prepare for Jeff Mefford's planned retirement as Bank President in 2026, we promoted Jeremy Jameson to Executive Vice President - Chief


John Kempen


Martesha Brown


Mike Winters


Min Yun


Jeff Mefford


Jeremy Jameson


Kyle Mooney

Banking Officer. Additionally, Kyle Mooney, who has served as our Chief Information Officer since 2010, was promoted to Senior Vice President – Chief Operating Officer. These moves strengthen our leadership bench and position us to execute on our growth strategy with accountability and discipline. The experienced market leaders and relationship managers we have added over the past two years are expanding our calling efforts, deepening community engagement, and positioning us for sustainable core growth.

Delivering a superior customer experience remains central to our strategy. Since 2022, our relationship Net Promoter Score (NPS) has increased more than 60%, reflecting stronger customer loyalty and advocacy across our footprint. This improvement is not accidental. It is the result of consistent focus on service standards, disciplined calling efforts, and strengthening primary operating account relationships. We ended 2025 with a relationship NPS score of 46.


Efficiency Ratio


Total Gross Loans


Relationship NPS
Net Promoter Score

Wealth Management. Our Wealth Management business continued to deliver strong results in 2025. Assets under administration increased $325.9 million, or 7.85%, to $4.5 billion at year end. In addition, Wealth Management revenue rose 8.1% to $31.0 million, representing a record year for the Company. Growth was primarily driven by new client relationships, advisor production, and favorable market performance.



Trust Assets Under Administration

Wealth Management remains a key strategic priority for Midland. In 2025, we hired 8 new advisors, expanding our capacity to service clients throughout our footprint, and we strengthened our leadership team with the addition of Nick Gibson, Director – Wealth Management Sales. Nick brings deep experience in building and scaling advisory teams, and his focus will be on expanding production, increasing bank penetration, and driving coordinated sales efforts across our footprint.



Nick Gibson

Wealth Management continues to represent a larger portion of total revenue, providing diversified fee-based income and enhancing the stability of our earnings profile.

Fintech Services. Our Fintech Services business continues to evolve as we focus on high-quality, strategically aligned partnerships. We see ongoing innovation in customer experience and increasing competition for deposits given structural shifts in our industry, and our approach allows us to participate in these trends in a disciplined way.

During 2025, we refined this business to concentrate on programs that align with our risk, compliance, and strategic objectives. This includes a select group of third-party loan programs with full credit indemnification, along with deposit and payments partnerships that generate stable fee-based income and diversify our funding base.

Our focus is on disciplined, selective growth—built on strong risk management, rigorous compliance, and partnerships that deliver attractive risk-adjusted returns and long-term value for shareholders.

Outlook

Having completed the repositioning of our balance sheet, we enter 2026 focused on execution and consistent performance. Our foundation is stronger—our credit profile has improved, our capital position is solid, and our business is more focused on relationship-driven Community Banking and Wealth Management.

Our priorities are clear: grow and deepen core operating relationships, expand low-cost, granular deposits, maintain disciplined credit standards, and deliver a superior customer experience. We will continue investing in our Community Bank and Wealth Management businesses to drive organic growth, expand fee-based revenue, and enhance the stability of our earnings profile.

We are focused on profitable, well-controlled growth that improves returns over time. We are confident that the actions we have taken position Midland to deliver more consistent performance and to move toward peer-level profitability in the periods ahead with the goal of becoming a High Performing Bank.

We appreciate your continued support and confidence in Midland.



Jeffrey G. Ludwig
President and
Chief Executive Officer
April 3, 2026



EMPLOYEES
Superior Customer Experience
High Tech, High Touch
THE CUSTOMER
Process Excellence
High Performing Bank
One Midland Culture
Enterprise Risk Management

Additional Information

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Midland. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Midland's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made. Midland undertakes no obligation to update any statement in light of new information or future events. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Midland and its business, including additional factors that could materially affect Midland's financial results, are included in Midland's filings with the Securities and Exchange Commission.

Financial Highlights

Adjusted Return on Average Assets



Net Interest Margin



Revenue



Noninterest Income / Revenue



Adjusted Pre-Tax Pre-Provision Earnings



Total Deposits



Total Shareholders' Equity



Total Capital to Risk-Weighted Assets



Return on Average Tangible Common Shareholders' Equity



Summary Financial Information

The following consolidated selected financial data is derived from the Company's audited consolidated financial statements as of and for the three years ended December 31, 2025. This information should be read in conjunction with our audited consolidated financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in our Form 10-K for the fiscal year ended December 31, 2025.

	As of and for the Years Ended December 31,		
(dollars in thousands, except per share data)	2025	2024	2023
Per Share Data (Common Stock)			
Earnings (loss) per share:			
Basic	$(6.12)	$1.32	$2.33
Diluted	(6.12)	1.32	2.33
Dividends declared	1.26	1.24	1.20
Book value	21.49	27.93	28.05
Tangible book value[1]	20.70	19.83	19.79
Market price	21.17	24.40	27.56
Weighted average shares outstanding			
Basic	21,833,098	21,731,689	22,115,869
Diluted	21,833,098	21,737,958	22,124,402
Shares outstanding at period end	21,169,854	21,494,485	21,551,402
Performance Metrics			
Return (loss) on average assets	(1.76)%	0.49%	0.77%
Return (loss) on average shareholders' equity	(20.33)%	4.79%	7.94%
Return (loss) on average tangible common equity[1]	(29.94)%	5.74%	10.90%
Yield on earning assets	5.96%	6.03%	5.75%
Cost of average interest-bearing liabilities	2.85%	3.31%	2.87%
Net interest margin[2]	3.64%	3.35%	3.43%
Efficiency ratio[1]	62.29%	55.30%	51.90%
Common stock dividend payout ratio[3]	(20.59)%	93.94%	51.50%
Loan to deposit ratio	80.23%	83.39%	96.74%
Core deposits/total deposits[4]	96.63%	89.66%	93.86%
Adjusted Earnings Metrics			
Adjusted earnings available to common shareholders[1]	$37,773	$29,130	$62,271
Adjusted diluted earnings per share[1]	1.70	1.32	2.78
Adjusted return on average assets[1]	0.66%	0.49%	0.90%
Adjusted return on average tangible common equity[1]	8.49%	5.74%	12.99%
Regulatory Capital Ratios			
Total risk-based capital ratio	15.16%	13.07%	12.37%
Tier 1 risk-based capital ratio	13.37%	10.75%	9.79%
Common equity tier 1 risk-based capital ratio	9.89%	8.00%	7.28%
Tier 1 leverage ratio	9.90%	9.03%	8.73%
Tangible common equity to tangible assets[1]	6.75%	5.81%	5.60%
Credit Quality Data			
Loans 30-89 days past due	$17,079	$43,681	$82,778
Loans 30-89 days past due to total loans	0.39%	0.85%	1.36%
Nonperforming loans	$65,483	$150,907	$56,351
Nonperforming loans to total loans	1.50%	2.92%	0.92%
Nonperforming assets	$66,089	$157,409	$67,701
Nonperforming assets to total assets	1.01%	2.10%	0.87%
Allowance for credit losses on loans to total loans	1.59%	2.15%	2.61%
Allowance for credit losses on loans to nonperforming loans	105.71%	73.69%	282.73%
Net charge-offs to average loans	2.07%	2.87%	0.83%

(1) Tangible book value per share, return (loss) on average tangible common shareholders' equity, efficiency ratio, adjusted earnings (loss) available to common shareholders, adjusted diluted earnings (loss) per share, adjusted return (loss) on average assets, adjusted return (loss) on average tangible common equity and tangible common equity to tangible assets are non-GAAP financial measures. See "Non-GAAP Financial Measures" on pages 11 through 13 for a reconciliation of these measures to their most comparable GAAP measures.
(2) Net interest margin is presented on a fully taxable equivalent basis.
(3) Common stock dividend payout ratio represents dividends per share divided by basic earnings (loss) per share.
(4) Core deposits are defined as total deposits less certificates of deposit greater than $250,000 and brokered certificates of deposit.

Balance Sheet

(dollars in thousands)	As of December 31, 2025	As of December 31, 2024
Assets		
Cash and cash equivalents	$127,811	$114,766
Investment securities	1,527,236	1,212,366
Loans	4,352,004	5,167,574
Allowance for credit losses on loans	(69,219)	(111,204)
Total loans, net	4,282,785	5,056,370
Loans held for sale	7,781	344,947
Premises and equipment, net	85,134	85,710
Other real estate owned	606	4,941
Loan servicing rights, at lower of cost or fair value	11,932	17,842
Loan servicing rights, held for sale	3,661	–
Goodwill	7,927	161,904
Other intangible assets, net	8,876	12,100
Company-owned life insurance	218,554	211,168
Credit enhancement asset	12,557	16,804
Other assets	218,560	267,891
Total assets	$6,513,420	$7,506,809
Liabilities and Shareholders' Equity		
Liabilities:		
Noninterest-bearing demand deposits	$1,040,411	$1,055,564
Interest-bearing deposits	4,383,968	5,141,679
Total deposits	5,424,379	6,197,243
Short-term borrowings	60,181	87,499
Federal Home Loan Bank advances	293,000	258,000
Subordinated debt	27,019	77,749
Trust preferred debentures	51,857	51,205
Other liabilities	91,485	124,266
Total liabilities	5,947,921	6,795,962
Shareholder's Equity:		
Preferred stock	110,548	110,548
Common stock	212	215
Capital surplus	428,247	434,346
Retained earnings	86,825	247,698
Accumulated other comprehensive loss, net of tax	(60,333)	(81,960)
Total shareholders' equity	565,499	710,847
Total liabilities and shareholders' equity	$6,513,420	$7,506,809

Income Statement

(dollars in thousands)	For the years ended December 31,		
	2025	**2024**	**2023**
Interest income	$387,867	$426,128	$417,100
Interest expense	151,063	189,782	168,279
Net interest income	236,804	236,346	248,821
Provision for credit losses	59,849	120,332	82,560
Net interest income after provision for credit losses	176,955	116,014	166,261
Noninterest income:			
Wealth management revenue	31,019	28,697	25,572
Service charges on deposit accounts	13,827	13,154	11,990
Interchange revenue	13,496	13,955	14,302
Residential mortgage banking revenue	2,857	2,418	1,903
Income on company-owned life insurance	8,564	7,683	4,439
Loss on sales of investment securities, net	14	(230)	(9,372)
Credit enhancement income	9,904	60,998	48,194
Other income	8,499	12,066	17,756
Total noninterest income	88,180	138,741	114,784
Noninterest expense:			
Salaries and employee benefits	104,400	93,639	93,438
Occupancy and equipment	17,223	16,785	15,986
Data processing	27,974	28,160	26,286
FDIC insurance	8,136	5,278	4,779
Professional services	9,871	7,822	7,049
Marketing	5,861	3,926	3,158
Communications	1,376	1,364	1,741
Loan expense	6,992	5,954	4,206
Loan servicing fees	4,578	12,864	19,181
Impairment on goodwill	153,977	–	–
Amortization of intangible assets	3,224	4,008	4,758
Other real estate owned	281	5,569	333
Loss on sale of loan portfolios	23,051	–	–
Impairment on leased assets and surrendered assets	684	7,858	–
Other expense	12,375	14,628	12,168
Total noninterest expense	380,003	207,855	193,083
Income (loss) before income taxes	(114,868)	46,900	87,962
Income tax expense	9,413	8,856	26,807
Net income (loss)	(124,281)	38,044	61,155
Preferred stock dividends	8,913	8,913	8,913
Net income (loss) available to common shareholders	$(133,194)	$29,131	$52,242

Non-GAAP Financial Measures

Adjusted Earnings Metrics. We use the measure adjusted earnings (loss) to assess the performance of our core business and the strength of our capital position. We believe that this non-GAAP financial measure provides meaningful additional information about us to assist investors in evaluating our operating results. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles adjusted earnings (loss), adjusted diluted earnings (loss) per share, adjusted return (loss) on average assets and adjusted return (loss) on average tangible common equity to their most comparable GAAP measures:

	For the years ended December 31,		
(dollars in thousands, except per share data)	**2025**	**2024**	**2023**
Income (loss) before income tax expense (benefit) - GAAP	$(114,868)	$46,900	$87,962
Adjustments to noninterest income:			
(Gain) loss on sales of investment securities, net	(14)	230	9,372
(Gain) on sale of Visa B shares	–	–	(1,098)
(Gain) on repurchase of subordinated debt	–	(231)	(676)
Total adjustments to noninterest income	(14)	(1)	7,598
Adjustments to noninterest expense:			
Loss on sale of loan portfolios	(23,051)	–	–
Impairment on goodwill	(153,977)	–	–
Total adjustments to noninterest expense	(177,028)	–	–
Adjusted earnings (loss) pre tax - non-GAAP	62,146	46,899	95,560
Adjusted earnings (loss) tax expense	15,460	8,856	24,376
Adjusted earnings (loss) - non-GAAP	46,686	38,043	71,184
Preferred stock dividends	8,913	8,913	8,913
Adjusted earnings (loss) available to common shareholders	$37,773	$29,130	$62,271
Adjusted diluted earnings per common share	$1.70	$1.32	$2.78
Weighted average shares outstanding - diluted	21,833,098	21,737,958	22,124,402
Average assets	$7,067,285	$7,744,678	$7,906,724
Adjusted return on average assets	0.66%	0.49%	0.90%
Average tangible common equity	$444,864	$507,521	$479,267
Adjusted return on average tangible common equity	8.49%	5.74%	12.99%

Adjusted Pre-Provision Net Revenue Reconciliation			
Income (loss) before income tax expense (benefit)	$(114,868)	$46,900	$87,962
Provision for credit losses	59,849	120,332	82,560
Loss on sale of loan portfolios	23,051	–	–
Impairment on goodwill	153,977	–	–
Adjusted pre-provision net revenue	$122,009	$167,232	$170,522
Adjusted pre-provision net revenue to average assets	1.73%	2.16%	2.25%

Tangible Common Equity, Tangible Common Equity to Tangible Assets Ratio and Tangible Book Value Per Share. Tangible common equity, tangible common equity to tangible assets ratio and tangible book value per share are non-GAAP measures generally used by financial analysts and investment bankers to evaluate capital adequacy. We calculate: (i) tangible common equity as total shareholders' equity less preferred equity, goodwill and other intangible assets (excluding mortgage servicing rights); (ii) tangible assets as total assets less goodwill and other intangible assets; and (iii) tangible book value per share as tangible common equity divided by shares of common stock outstanding.

Our management, banking regulators, many financial analysts and other investors use these measures in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible common equity, tangible assets, tangible book value per share and related measures should not be considered in isolation or as a substitute for total shareholders' equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible common equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names. The following table reconciles shareholders' equity (on a GAAP basis) to tangible common equity and total assets (on a GAAP basis) to tangible assets, and calculates our tangible common equity to tangible assets ratio and tangible book value per share:

	For the years ended December 31,		
(dollars in thousands, except per share data)	2025	2024	2023
Shareholders' Equity to Tangible Common Equity			
Total shareholders' equity–GAAP	$565,499	$710,847	$715,113
Adjustments:			
Preferred Stock	(110,548)	(110,548)	(110,548)
Goodwill	(7,927)	(161,904)	(161,904)
Other intangible assets, net	(8,876)	(12,100)	(16,108)
Tangible common equity	438,148	426,295	426,553
Total Assets to Tangible Assets:			
Total assets–GAAP	$6,513,420	$7,506,809	$7,790,046
Adjustments:			
Goodwill	(7,927)	(161,904)	(161,904)
Other intangible assets, net	(8,876)	(12,100)	(16,108)
Tangible assets	$6,496,617	$7,332,805	$7,612,034
Common Shares Outstanding	21,169,854	21,494,485	21,551,402
Tangible Common Equity to Tangible Assets	6.74%	5.81%	5.60%
Tangible Book Value Per Share	$20.70	$19.83	$19.79

Return on Average Tangible Common Equity. Management measures return (loss) on average tangible common equity to assess the Company's capital strength and business performance. Tangible equity excludes preferred equity, goodwill and other intangible assets (excluding mortgage servicing rights), and is reviewed by banking and financial institution regulators when assessing a financial institution's capital adequacy. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles return (loss) on average tangible common equity to its most comparable GAAP measure:

	For the years ended December 31,		
(dollars in thousands)	2025	2024	2023
Net income (loss) available to common shareholders	$(133,194)	$29,131	$52,242
Average Shareholder's Equity to Average Tangible Common Equity			
Average total shareholders' equity–GAAP	$611,269	$793,984	$770,095
Adjustments:			
Preferred Stock	(110,548)	(110,548)	(110,548)
Goodwill	(45,472)	(161,904)	(161,904)
Other intangible assets, net	(10,385)	(14,011)	(18,376)
Average tangible common equity	$444,864	$507,521	$479,267
Return (loss) on average tangible common equity	(29.94)%	5.74%	10.90%

Efficiency Ratio. Management uses the efficiency ratio to measure how effective the Bank is in using overhead expenses, including salaries and benefit costs and occupancy expenses as well as other operating expenses, in generating revenues. We believe that this non-GAAP financial measure provides meaningful information to further assist investors in evaluating our operating results. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles the efficiency ratio to its most comparable GAAP measure:

(dollars in thousands)	For the years ended December 31,		
	2025	**2024**	**2023**
Noninterest expense - GAAP	$380,003	$207,855	$193,083
Adjustments to noninterest expense:			
Loss on sale of loan portfolios	(23,051)	–	–
Impairment on goodwill	(153,977)	–	–
Adjusted noninterest expense	$202,975	$207,855	$193,083
Net interest income - GAAP	236,804	236,346	248,821
Effect of tax-exempt income	905	810	828
Adjusted net interest income	$237,709	$237,156	$249,649
Noninterest income - GAAP	88,180	138,741	114,784
Adjustments to noninterest income			
(Gain) loss on sales of investment securities, net	(14)	230	9,372
(Gain) on sale of Visa B shares	–	–	(1,098)
(Gain) on repurchase of subordinated debt	–	(231)	(676)
Adjusted noninterest income	$88,166	$138,740	$122,382
Adjusted total revenue	$325,875	$375,896	$372,031
Efficiency ratio	62.29%	55.30%	51.90%

2025 Actual Common Share Cash Dividend Data

Quarter	Record Date	Payment Date	Dividend Per Common Share
1	February 14, 2025	February 21, 2025	$0.31
2	May 16, 2025	May 23, 2025	$0.31
3	August 15, 2025	August 22, 2025	$0.32
4	November 14, 2025	November 21, 2025	$0.32

Ten-year Common Share Dividend History and Book Value Per Share

Year	Common Share Cash Dividends for the Year		Book Value Per Share - at End of Year	
	Amount	% Increase	Amount	% Increase
2015	$0.65	10.2%	$19.74	5.4%
2016	$0.72	10.8%	$20.78	5.3%
2017	$0.80	11.1%	$23.35	12.4%
2018	$0.88	10.0%	$25.50	9.2%
2019	$0.97	10.2%	$27.10	6.3%
2020	$1.07	10.3%	$27.83	2.7%
2021	$1.12	4.7%	$30.11	8.2%
2022	$1.16	3.6%	$29.17	(3.1)%
2023	$1.20	3.4%	$28.05	(3.8)%
2024	$1.24	3.3%	$27.93	(0.4)%
2025	$1.26	1.6%	$21.49	(23.1)%

Two-Year Stock Price

Our common stock trades on the NASDAQ Global Select Market ("NASDAQ") under the symbol "MSBI." The following table sets forth the quarterly high and low sales prices of our common stock for the years ended December 31, 2025 and 2024 as reported by NASDAQ.

	Price Per Share	
	High	Low
2025		
Fourth Quarter	$21.87	$14.64
Third Quarter	$19.00	$16.53
Second Quarter	$18.77	$15.14
First Quarter	$25.00	$17.12
2024		
Fourth Quarter	$28.08	$21.07
Third Quarter	$26.63	$20.54
Second Quarter	$25.08	$21.18
First Quarter	$28.10	$27.57

Board of Directors





Jeffrey C. Smith
Midland States Bancorp, Inc.
Chairman

Midland States Bank
Chairman

Walters Golf Management
Principal and Managing
Partner

Jeffrey G. Ludwig
Midland States Bancorp, Inc.
Vice Chairman, President
and Chief Executive Officer

Midland States Bank
Chief Executive Officer











R. Dean Bingham
Agracel, Inc.
Vice Chairman

Gerald J. Carlson
Former Managing Partner
of KPMG's Washington D.C.
Metropolitan and
Chesapeake Regions

Jennifer L. DiMotta
Dundee Growth Partners
Managing Partner

Travis J. Franklin
Heartland Dental, LLC
Executive Vice President
and Chief Financial Officer

Jerry L. McDaniel
Superior Fuels, Inc.
Dirtbuster Carwash, LLC
President









Jeffrey M. McDonnell
J&J Management
Services, Inc.
Chief Executive Officer

James F. Deutsch
Patriot Financial Partners, L.P.
Senior Partner

Richard T. Ramos
Maritz Holdings, Inc.
Senior Vice President
Chief Financial Officer

Robert F. Schultz
JM Schultz Investment
Company
Managing Partner

Management Team

Executive Management

Jeffrey G. Ludwig
Midland States Bancorp, Inc.
President and
Chief Executive Officer

Midland States Bank
Chief Executive Officer

Jeffrey S. Mefford
Midland States Bancorp, Inc.
Executive Vice President

Midland States Bank
President

Claire A. Stack
Midland States Bancorp, Inc.
Interim Chief Financial Officer

Midland States Bank
Vice President
Chief Accounting Officer

Daniel E. Casey
Midland States Bank
Executive Vice President
Chief Risk Officer

Jeremy A. Jameson
Midland States Bank
Executive Vice President
Chief Credit Officer

Shonna Kracinski
Midland States Bank
Senior Vice President
Chief People Officer

Dan Stevenson
Executive Vice President
President Wealth Management

Kyle O. Mooney
Midland States Bank
Senior Vice President
Chief Operating Officer

Senior Management

Corporate

Pat Jacobs
Vice President
Chief Digital Officer

David Roehl
Vice President
Treasurer

Nate Sturycz
General Counsel and Secretary

Banking

Tom Ormseth
Vice President
Chief Deposit Officer

Tom Lally
Regional Market President - St. Louis

Andy Patel
Regional Market President - Northern

Dan Rice
Regional Market President - Southern

Christine Uram
Regional Market President - Eastern

Wealth Management

Ryan Lange
Chief Investment Officer

Nick Gibson
Director - Wealth Management Sales

For press releases, financial information
and more, visit midlandsb.com/investors.

Midland

States Bancorp, Inc.

1201 Network Centre Drive, Effingham, IL 62401 • midlandsb.com • 1-855-696-4352